UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. _ )*

Ultra Petroleum Corp/

(Name of Issuer)
Common Stock

(Title of Class of Securities)
903914109

(CUSIP Number)
December 31, 2015

(Date of Event Which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
[X]
Rule 13d-1(b)
[ ]
Rule 13d-1(c)
[ ]
Rule 13d-1(d)

CUSIP No.
903914109

1.
NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

Disciplined Growth Investors, Inc.
41-1901233
2.
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

(a) [ ]
(b) [ ]
3.
SEC USE ONLY
4.
CITIZENSHIP OR PLACE OF ORGANIZATION

Minnesota
NUMBER OF
SHARES
BENEFICIALLY
OWNED BY
EACH
REPORTING
PERSON WITH
5. SOLE VOTING POWER
13,909,484

6. SHARED VOTING POWER
0

7. SOLE DISPOSITIVE POWER
13,909,484

8. SHARED DISPOSITIVE POWER
0
9.
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
REPORTING PERSON

13,909,484
10.
CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
CERTAIN SHARES

[ ]
11.
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

9%
12.
TYPE OF REPORTING PERSON

IA

CUSIP No.
903914109

Item 1.

(a)
Name of Issuer
Ultra Petroleum Corp.

(b)
Address of Issuer's Principal Executive Offices
400 North Sam Houston Pkwy E., #1200, Houston TX 77060
Item 2.

(a)
Name of Person Filing
Disciplined Growth Investors, Inc. (?DGI?)

(b)
Address of Principal Business Office or, if None, Residence
150 South Fifth Street, Suite 2550, Minneapolis, MN 55402

(c)
Citizenship
DGI is a Minnesota S-corporation

(d)
Title of Class of Securities
Common Stock

(e)
CUSIP Number
903914109
Item 3.
If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

(a)
[ ]
Broker or dealer registered under Section 15 of the Act (15 U.S.C.
78o).

(b)
[ ]
Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)
[ ]
Insurance Company as defined in Section 3(a)(19) of the Act (15
U.S.C. 78c).

(d)
[ ]
Investment Company registered under Section 8 of the Investment
Company Act of 1940 (15 U.S.C. 80a-8).

(e)
[X]
An investment adviser in accordance with Rule 240.13d-1(b)(1)(ii)(E);

(f)
[ ]
An employee benefit plan or endowment fund in accordance with Rule 240.13d-1(b)(1)(ii)(F);

(g)
[ ]
A parent holding company or control person in accordance with Rule 240.13d-1(b)(1)(ii)(G);

(h)
[ ]
A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)
[ ]
A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)
[ ]
Group, in accordance with Rule 240.13d-1(b)(1)(ii)(J).
Item 4.
Ownership.
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)
Amount Beneficially Owned:

By reason of advisory and other relationships with the person who owns the Shares, DGI may be deemed to be the beneficial owner of the following shares: 13,909,484

DGI has been granted the power to vote Shares in circumstances it determines to be appropriate in connection with assisting its advised clients to whom it renders financial advice in the ordinary course of business, by either providing information or advice to the persons having such power, or by exercising the power to vote.

(b)
Percent of Class:

9%

(c)
Number of shares as to which such person has:

(i)
sole power to vote or to direct the vote
13,909,484

(ii)
shared power to vote or to direct the vote
0

(iii)
sole power to dispose or to direct the disposition of
13,909,484

(iv)
shared power to dispose or to direct the disposition
of
0
Item 5.
Ownership of Five Percent or Less of Class.

If this statement is being filed to report the fact that
 as of the date hereof the
reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: [ ]
Item 6.
Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable
Item 7.
Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not Applicable
Item 8.
Identification and Classification of Members of the Group.
Not Applicable.
This schedule is not being filed pursuant to Rule 13d-1(b)(1)(ii)(J) or Rule 13d-1(d).
Item 9.
Notice of Dissolution of Group.
Not Applicable
Item 10.
Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



By: /s/ Frederick K. Martin

--------------------------------------

Date: February 16, 2016

Name: Frederick K. Martin

Title: President & Chief Investment
Officer